Exhibit 99.1

Half-year Report on the Nanobiotix Liquidity Contract With Gilbert Dupont

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--July 13, 2022--Regulatory News:

NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the ‘‘Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today issued the Half-Year report on its liquidity contract with Gilbert Dupont.

As of June 30, 2022, the following resources appeared on the liquidity account:

- Number of shares: 25,706
- Cash balance: € 60,051.07

During the 1st Half of 2022, a total of:

Buy side	Traded volume: 306,341 shares	€1,883,900.28	2,285 transactions
Sell side	Traded volume: 296,091 shares	€1,846,535.38	2,127 transactions

As of December 31, 2021, the following resources appeared on the liquidity account:

- Number of shares: 15,456
- Cash balance: € 97,415.97

Upon signing of the liquidity contract the following assets were made available:

- Number of shares: 0
- Cash balance: € 300,000.00

The implementation of this half-year report is carried out in accordance with AMF Decision N°2021-01 of June 22nd 2021 renewing the implementation of liquidity contracts for shares as an accepted market practice.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Appendix

	Buy Side			Sell Side
	Number of executions	Number of shares	Traded volume in EUR	Number of executions	Number of shares	Traded volume in EUR
TOTAL	2 285	306 341	1 883 900,28	2 127	296 091	1 846 535,38
03/01/2022	0	0	0	21	2360	17493,97
04/01/2022	30	4753	35173,63	6	716	5470,24
05/01/2022	0	2100	14984,76	0	3315	23778,83
06/01/2022	2	420	3015,6	37	5679	44096,87
07/01/2022	12	869	7194,89	0	0	0
10/01/2022	30	4602	36377,89	24	1948	15592,77
11/01/2022	6	1332	10283,31	20	2639	20708,5
12/01/2022	24	2181	17436,66	40	2667	21531,22
13/01/2022	20	3301	26441,67	28	3268	26262,96
14/01/2022	29	3580	28429,14	15	2143	17134,14
17/01/2022	9	1201	9562,96	22	2923	23399,2
18/01/2022	20	2919	23085,2	7	1315	10416,25
19/01/2022	0	2905	22440,25	0	6021	47191,39
20/01/2022	45	6542	51125,08	39	6633	52169,21
21/01/2022	0	4402	34010,29	0	0	0
24/01/2022	0	1809	12956,96	0	450	3318,75
25/01/2022	8	1150	7789,3	18	2810	19175,72
26/01/2022	11	765	5206,82	15	2306	15981,96
27/01/2022	0	1164	8376,73	0	4044	28807,03
28/01/2022	35	7856	54686,4	16	2937	20504,37
31/01/2022	17	3256	22758,14	40	5682	40163,22
01/02/2022	0	2328	16191,94	0	2614	18442,55
02/02/2022	0	0	0	26	3893	28882,56
03/02/2022	25	2002	15008,19	0	0	0
04/02/2022	28	2825	20870,82	12	1752	13038,38
07/02/2022	25	2282	16951,61	18	2735	20459,17
08/02/2022	19	2626	19552,93	28	2355	17646,96
09/02/2022	0	1130	8388,89	0	1409	10550,03
10/02/2022	21	4011	30677,33	24	3728	28587,8
11/02/2022	23	4045	30890,05	17	4732	36336,55
14/02/2022	0	6691	49974,41	0	5776	43559,13
15/02/2022	20	2472	18737,27	21	4703	36150,55
16/02/2022	28	3545	27412,07	34	2710	21038
17/02/2022	22	2835	21832,62	13	2129	16514,44
18/02/2022	22	3707	28062,36	1	1	7,68
21/02/2022	36	4045	29154,34	4	550	4089,53
22/02/2022	21	3367	22882,13	15	2451	16898,91
23/02/2022	29	5689	38694,87	21	2940	20181,63
24/02/2022	26	3184	20432,05	23	3991	25924,74
25/02/2022	3	301	2010,62	37	5187	35355,63
28/02/2022	16	1800	12132	20	2864	19767,9
01/03/2022	51	4724	32079,27	0	0	0
02/03/2022	43	3055	19923,18	23	2828	18626,34
03/03/2022	47	5304	34617,62	21	3505	23263,39
04/03/2022	36	4389	27518,15	5	665	4262,65
07/03/2022	52	5548	31326,23	42	5387	30655,26
08/03/2022	28	2369	13157,9	26	2311	13083,73
09/03/2022	21	1517	9290,26	53	6168	37323,8
10/03/2022	58	4261	26428	46	4244	26509,72
11/03/2022	12	2651	16604,01	59	4804	30249,83
14/03/2022	4	1111	7042,85	10	1001	6473,27
15/03/2022	25	3902	24260,69	0	0	0
16/03/2022	0	100	625	0	2492	15833,42
17/03/2022	3	600	3802,5	64	6644	42855,13
18/03/2022	12	1217	8068,59	19	1785	11849,9
21/03/2022	19	1690	11159,58	10	1300	8816,99
22/03/2022	10	1448	9491,06	22	2603	17308,91
23/03/2022	5	908	6070,34	22	2273	15363,66
24/03/2022	0	4986	32829,82	0	0	0
25/03/2022	18	2364	15098,87	14	2620	16910,79
28/03/2022	2	201	1282,38	15	1336	8596,09
29/03/2022	6	110	709,8	38	3847	25423,28
30/03/2022	17	2305	15060,64	12	2058	13809,59
31/03/2022	21	2016	13655,17	8	1020	6995,87
01/04/2022	28	2881	18964,18	30	2530	16704,83
04/04/2022	0	200	1304	0	1695	11250,9
05/04/2022	14	2151	14485,91	24	3009	20886,97
06/04/2022	14	1390	8999,83	7	772	5160,97
07/04/2022	23	2645	16577,01	12	1848	11719,46
08/04/2022	19	1853	11678,53	20	1928	12173,97
11/04/2022	21	3003	18642,62	13	2011	12559,9
12/04/2022	0	1083	6822,9	0	2086	13385,03
13/04/2022	14	1626	9988,5	0	0	0
14/04/2022	23	2925	17683,38	21	1890	11508,97
19/04/2022	19	2286	13651,76	17	2202	13232,04
20/04/2022	19	1863	11130,87	20	2174	13091,39
21/04/2022	18	2029	12279,71	36	2068	12694
22/04/2022	26	3220	19101,68	10	670	4016,38
25/04/2022	17	983	5800,19	12	1315	7753,11
26/04/2022	21	2227	13125,49	4	174	1035,06
27/04/2022	28	2246	12878,34	1	110	630,3
28/04/2022	13	924	5216,72	11	838	4767,21
29/04/2022	16	1436	8128,05	13	1617	9298,72
02/05/2022	15	1175	6597,39	9	979	5483,28
03/05/2022	10	1020	5846,84	17	1237	7085,54
04/05/2022	12	1448	8194,38	0	0	0
05/05/2022	24	2681	14846,31	24	2615	14681,92
06/05/2022	16	1722	9388,34	16	1719	9376,97
09/05/2022	26	1841	9738,34	4	500	2689
10/05/2022	15	2165	11029,59	14	758	3888,99
11/05/2022	16	3256	16420,33	19	1971	10108,27
12/05/2022	24	2647	13043,89	17	1757	8684,15
13/05/2022	2	152	755,44	19	3470	17422,52
16/05/2022	21	2949	14840,55	8	1880	9512,24
17/05/2022	2	334	1686,7	18	3987	20847,23
18/05/2022	16	1320	6864	14	1224	6453,17
19/05/2022	12	2129	10817,66	33	4158	21714,74
20/05/2022	26	3074	16019,54	13	1198	6392,29
23/05/2022	7	516	2665,66	9	1323	6954,75
24/05/2022	36	2287	11526,71	4	105	513,05
25/05/2022	11	1109	5324,53	2	9	44,01
26/05/2022	7	1177	5547,55	31	2167	10433,67
27/05/2022	11	1157	5665,71	30	3100	15382,51
30/05/2022	8	1300	6588,01	23	3033	15540,79
31/05/2022	60	7767	38824,13	59	7415	37150,63
01/06/2022	24	3224	15558,7	28	3107	15122,08
02/06/2022	51	4409	20724,5	33	3493	16457,62
03/06/2022	30	3034	14086,86	34	3029	14061,53
06/06/2022	7	1500	7197,45	31	4500	21740,4
07/06/2022	15	1564	7274,63	0	0	0
08/06/2022	14	1764	7928,65	8	1530	6910,09
09/06/2022	32	3004	13233,52	14	1668	7459,96
10/06/2022	36	3004	12370,77	21	2794	11585,6
13/06/2022	24	3013	11769,38	7	1087	4251,69
14/06/2022	13	1723	6322,2	7	1578	5862,74
15/06/2022	19	1999	7261,77	18	2245	8237,35
16/06/2022	26	2814	10051,05	22	2423	8754,54
17/06/2022	26	3188	11460,86	32	3431	12320,72
20/06/2022	0	0	0	0	2532	9668,7
21/06/2022	0	2238	8510,44	0	982	3908,16
22/06/2022	0	2665	9701,4	0	2257	8295,83
23/06/2022	30	2918	10297,62	8	1555	5552,28
24/06/2022	2	390	1390,9	19	2996	11018,69
27/06/2022	12	2293	8454,29	19	2262	8510,78
28/06/2022	26	5052	18153,35	17	3487	12627,82
29/06/2022	16	1831	6346,43	1	200	696
30/06/2022	20	1749	5820,15	3	126	423,51

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

FR – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com